SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 25, 2023, the Company held its Annual Meeting of Shareholders (the “Annual Shareholders Meeting”) at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A. At the Annual Shareholders Meeting, the Company’s shareholders voted on two proposals, each of which is described in more detail in the Company’s Proxy Statement filed as Exhibit 99.2 on the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 14, 2023 (the “Proxy Statement”). At the Annual Shareholders Meeting, 2,625,048 common shares, or approximately 59.77% of common shares outstanding at the record date of June 28, 2023 were present at the meeting in person or by proxy. The following is a brief description of each matter voted upon and the certified results, including the number of votes cast for and against each matter.

●	Proposal 1: to elect Dirk Hermann to the Company’s Board of Directors as Class I director for a three-year term expiring at the 2026 Annual Meeting of Shareholders; and

●	Proposal 2: a proposal to ratify the selection by the Board of Directors of ARK Pro CPA & Co as the independent accountants of the Company for the fiscal year ending March 31, 2024.

Voting Results

Proposal 1: Dirk Hermann was elected as director with 2,005,093 “FOR” votes and 20,279 “WITHHELD” votes.

Proposal 2: This proposal was approved with 2,571,434 “FOR” votes, 8,149 “AGAINST” votes and 10,359 “ABSTAIN” votes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date:August 28, 2023	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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